Exhibit 99.1

Agencia Comercial Spirits Ltd Announces Five-Year AI Computing Cloud Services Agreement Through Wholly-Owned Singapore Subsidiary, providing up to approximately US$374.4 million in estimated gross service fees over a 60-month service period

TAICHUNG CITY, Taiwan, May 12, 2026 (GLOBE NEWSWIRE) -- Agencia Comercial Spirits Ltd (NASDAQ: AGCC) (“Agencia” or the “Company”), a Taiwan-based importer and distributor of whisky products, today announced that its wholly-owned subsidiary, AGCC Singapore Pte. Ltd. (“AGCC Singapore”), has entered into a five-year computing technology services agreement (the “Agreement”) with a customer in the digital financial services sector (the “Customer”).

Under the Agreement, AGCC Singapore is expected to provide AI computing cloud services, including GPU-based computing resources, network connectivity and related technical support services, over a 60-month service period. Based on the current contractual pricing schedule and assuming full staged deployment and customer acceptance of the contemplated service capacity, the Agreement may represent up to approximately US$374.4 million in estimated gross service fees, exclusive of applicable taxes, over the service period. Actual amounts payable to AGCC Singapore will depend on, among other factors, the timing and extent of deployment, customer acceptance, actual service usage, applicable service-level performance, payment performance and other contractual and operational conditions. The Company cautions that the estimated gross service fee amount should not be interpreted as guaranteed revenue, revenue guidance, net revenue, operating income, cash flow, profitability or margin guidance.

The Agreement represents part of the Company’s strategic initiative to expand into AI computing infrastructure and cloud-based computing services, while continuing to operate its existing whisky import and distribution business.

Management Commentary

“Entry into this Agreement represents a meaningful step in Agencia’s planned expansion into AI computing services,” said Mr. Li Qiang, Chairman of Agencia. “Our immediate focus is disciplined execution, including staged deployment, customer acceptance, service availability, technical support and cost management. We intend to build this new business area carefully, while continuing to operate our existing whisky business.”

Management believes that the Agreement, if successfully implemented, may provide the Company with an opportunity to participate in the growing demand for AI computing capacity in Southeast Asia. However, the Company’s AI computing strategy remains subject to significant business, operational, financing, technology, regulatory and execution risks.

About Agencia Comercial Spirits Ltd

Agencia Comercial Spirits Ltd is a Taiwan-based importer and distributor of whisky products, including bottled and cask whiskies, in Taiwan and select international markets. The Company operates through three business segments: procurement and distribution of bottled whisky; procurement and distribution of raw cask whisky; and cask-to-bottle and distribution services, including brand-authorized bottling, packaging and sales.

The AI computing services described in this press release represent a strategic expansion beyond the Company’s historical whisky business and remain subject to significant risks and uncertainties.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements regarding the Company’s planned expansion into AI computing services, the expected implementation of the Agreement, the expected timing of deployment and acceptance, the expected number of computing service instances to be deployed, the estimated gross service fees under the Agreement, the potential deployment of additional capacity, future pricing arrangements, expected customer demand, expected technical performance, the Company’s ability to obtain or maintain required infrastructure, equipment, financing, data center capacity, network connectivity and technical resources, and the potential contribution of the Agreement to the Company’s future business and financial profile.

Forward-looking statements are generally identified by words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate,” “potential,” “target,” “seek,” “could,” “should,” “continue” and similar expressions, although not all forward-looking statements contain these identifying words. These statements are based on the Company’s current expectations and assumptions and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such statements.

These risks and uncertainties include, but are not limited to, risks that the Agreement may not be implemented as currently contemplated; the Customer may not proceed with all contemplated service instances; the Customer may not accept deployed services on the expected timeline or at all; actual usage may be lower than anticipated; service-level deductions, service credits or other contractual remedies may reduce amounts payable to AGCC Singapore; the Company may experience delays or cost overruns in procuring hardware, securing data center capacity, arranging network connectivity, obtaining financing or deploying the required infrastructure; third-party suppliers, data center operators or other service providers may fail to perform; the Company may not be able to meet required technical, operational, security, maintenance or availability standards; the Company may incur significant capital expenditures, operating costs, financing costs or other expenses; pricing for later service periods may be revised or may not reflect market or cost conditions; regulatory, export control, sanctions, licensing, cybersecurity, data protection, tax, foreign exchange, geopolitical or market conditions may adversely affect performance; the Customer may fail to perform its payment or other obligations; demand for AI computing services may fluctuate; competitive conditions may adversely affect margins; and the Company may not achieve profitability, positive cash flow or expected returns from the AI computing services business.

The estimated gross service fee amount described in this press release does not constitute a guarantee of revenue, revenue guidance, net revenue, operating income, net income, cash flow, profitability or margin. Any revenue recognition will depend on actual service delivery, customer acceptance, usage, payment and the Company’s applicable accounting policies.

Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Investor and Media Contact

Agencia Comercial Spirits Ltd
No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.)
Phone: +886-4-2254-0373
Email: Victsai@agcctw.com